Exhibit 3.2

CERTIFICATE OF CORRECTION

TO THE

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SYNDAX PHARMACEUTICALS, INC.

Syndax Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”)

DOES HEREBY CERTIFY:

FIRST: That the Seventh Amended and Restated Certificate of Incorporation, filed by the Corporation with the Secretary of State of Delaware on July 11, 2013 (the “Restated Certificate”), is an inaccurate record of the corporate action therein referred to, insofar as it inaccurately records the manner in which the “Special Mandatory Conversions” described in Section 5(a)(i) of Article V of the Restated Certificate operates with respect to the treatment of outstanding shares of the Company’s Series B-1 Preferred Stock. In particular, clause (2) of Section 5(a)(i)(B) of Article V of the Restated Certificate inaccurately refers to Section 5(a)(i)(A) of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, whereas clause (2) of Section 5(a)(i)(B) of Article V of the Restated Certificate should instead reference each share of Series B-1 Preferred Stock held by a holder that does not purchase its Pro Rata Share (as defined in the Restated Certificate and the documents referred to therein) of Series B-1 Preferred Stock in certain closings described elsewhere in Section 5(a)(i)(B) of Article V of the Restated Certificate.

SECOND: That Section 5(a)(i)(B) of Article V of the Restated Certificate in corrected form is as follows:

“(B) In the event that any holder of shares of Preferred Stock does not participate in any of the Third Equity Closing, Fourth Equity Closing or Fifth Equity Closing (each as defined in the 2013 Purchase Agreement) subject to the terms and conditions of such Closing, including without limitation closing conditions, of the Qualified Financing by purchasing such holder’s Pro Rata Share (as defined in the 2013 Purchase Agreement) at such closing, then, automatically, and without any further action on the part of such holder, and effective upon, subject to, and concurrently with, the consummation of such closing, (1) each share of Series A-1 Preferred Stock held by such holder immediately prior thereto shall be converted into one share of Series A Preferred Stock, (2) each share of Series B-1 Preferred Stock held by such holder immediately prior thereto shall be converted into one share of Series B Preferred Stock, and (3) the outstanding principal balance and all unpaid accrued interest, net of any required withholding taxes, of all Debt, if any, held by such holder shall convert in whole into shares of Series B Preferred Stock at a conversion price equal to the price per share paid by the participants in the Qualified Financing on the same terms and conditions as given to the participants in the Qualified Financing. Notwithstanding the foregoing, Section 5(a)(i)(B) shall not apply to: (X) GE Capital Equity Investments, Inc. or its Affiliates with respect to those shares of Series B-1 Preferred Stock issued to it or them pursuant to that certain Exchange Agreement by and between GE Capital Equity Investments, Inc. and this corporation on or about the date of this corporation’s Sixth Amended and Restated Certificate of Incorporation; or (Y) Eddingpharm International Company Limited, a British Virgin Islands company (“Eddingpharm”), or its Affiliates with respect to those shares of Series B-1 Preferred Stock issued in connection with that certain Series B-1 Preferred Stock Purchase Agreement by and between this corporation and Eddingpharm, dated as of April 18, 2013. This Seventh Amended and Restated Certificate of Incorporation shall not be amended such that subsection (X) or (Y) above is modified without the written consent of GE Capital Equity Investments, Inc. in the case of subsection (X) and Eddingpharm in the case of subsection (Y).”

IN WITNESS WHEREOF, Syndax Pharmaceuticals, Inc. has caused this Certificate of Correction to the Seventh Amended and Restated Certificate of Incorporation to be executed and delivered by its authorized officer, this 13th day of November, 2013.

By:	/s/ John Pallies
Name:	John Pallies
Title:	Chief Financial Officer